MONARCHY RESOURCES, INC.

243 Teresa St Sta Mesa, Sampaloc, Manila, Philippines

February 24, 2012

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC
20549

Attention:                      Ms. Anna Nguyen Parker
        Division of Corporate Finance
              Branch Chief

Dear Ms. Parker:

Re:           Amended Registration No. 4 to Registration Statement on Form S-1
 Filed November 30, 2011
 File No. 333-172825

I am in receipt of your letter dated December 19, 2011 and have the following response to your comment.

Amendment No. 4 to Form S-1 Filed November 30, 2011

General

1.	The Form S-1 has been updated to include the audited financial statements for the year ended October 31, 2011.

2.
The exploration work undertaken by Jonathan Maliq, Professional Geologist, was completed on December 13, 2011 and has been included on page 22.   He decided to undertaken a sampling program rather than air photo as previously reported.

Yours very truly;

Monarchy Resources Inc.

“GUILFRED COLCOL CASIMIRO"

Guilfred C. Casimior
Chief Executive Officer, President and
Director

c/c           Marc Andrew Mercado – Chief Financial Officer